ITEM 77(C)
	MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS


At the Annual Meeting of Stockholders, held on May 22, 2008 shares were voted as follows on the proposals presented to the Stockholders:

1. To elect three Class II Directors to serve for a three year term:

					   For		 Withheld
					----------	----------
   Paul R. Brenner, Esq. 		23,872,695 	3,945,694
   Didier Pineau-Valencienne 		23,812,702 	4,005,676
   Samuel B Witt, III 			23,817,299 	3,999,090


2. To ratify the selection by the Board of Directors of Deloitte as the Fund's independent registered public accounting firm for fiscal year ending December 31, 2008 were as follows:

	For 		  Against 		 Abstentions
   -------------	-----------		--------------
     26,811,218 	 822,036 		   185,139